UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010
Commission File Number ______
Comamtech Inc. (Translation of registrant's name into English)

333 Bay Street Suite 2400
Toronto, Ontario, Canada
M5H 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______________

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

COMAMTECH INC. DELISTING FROM NASDAQ STOCK MARKET

Comamtech Inc. ("Comamtech") today announced that the Company had received a letter from the NASDAQ Stock Market, Inc. ("Nasdaq") on December 21, 2010 informing the Company that it will be delisted from the Nasdaq Stock Market and that trading in its shares will be suspended effective upon the open of business on Thursday, December 23, 2010. The Company expects that its common stock will be quoted on the OTC Bulletin Board in the near future. Quotes for OTC Bulletin Board stocks can be found at OTCBB.com. The Company will continue to maintain its status as a reporting company with the Securities and Exchange Commission and update its shareholders on material events and financial information as required.

On September 20, 2010, the Nasdaq staff notified the Company that it had determined that the Company would be a public shell as a result of the completion of its transaction with N. Harris Computer Corporation. As previously announced, upon closing of the N. Harris Computer Corporation transaction on November 4, 2010, the Nasdaq Staff informed the Company that, based on the public shell determination under Nasdaq Listing Rule 5101, the Company would be delisted, unless it appealed the determination by requesting a hearing. On November 10, 2010, the Company requested a hearing, which was held on December 16, 2010.

The Nasdaq Hearing Panel acknowledged that the Company appears to be making good faith and diligent efforts to move quickly toward a reverse merger acquisition with DecisionPoint Systems Inc. However, the Nasdaq Hearing Panel concluded that the prospective timeline and associated uncertainty regarding conditions required for Nasdaq listing in connection with the DNPI transaction are longer than a public shell should remain listed on Nasdaq. The Nasdaq Hearing Panel therefore declined to exercise discretionary authority to permit continued listing of the Company pending the DNPI closing and determined that the Company will be delisted.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Comamtech Inc.
(Registrant)
Date: December 22, 2010	By:	/s/ Marc Ferland
Name: Marc Ferland
Title: President and CEO

EXHIBIT INDEX

Exhibit No.	Description of Exhibit.

Exhibit 99.1	Press Release dated December 22, 2010.